Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary	Place of Incorporation/ Organization

DNA Genotek Inc.	Canada
Sherlock Biosciences, Inc	Delaware
Sherlock Securities Corporation	Massachusetts
221B Foundation	Delaware
Sense Biodetection Limited	England and Wales
Sense Biodetection Inc	Delaware